Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

INHIBIKASE THERAPEUTICS, INC.

Inhibikase Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY THAT:

FIRST: Article IV of the Certificate of Incorporation, as amended (the “Certificate of Incorporation”), of the Corporation is hereby amended by adding the following Section 3 at the end thereof:

“Section 3. Upon the filing and effectiveness (the “Reverse Split Effective Time”) pursuant to the General Corporation Law of the State of Delaware of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each six (6) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Reverse Split Effective Time, shall automatically be reclassified, combined, and converted into one (1) validly issued, fully paid, and non-assessable share of Common Stock, par value $0.001 per share, of the Corporation, without any action by any holder thereof; provided that no fractional share interests shall be issued as a result of the foregoing reclassification, combination, and conversion. Any stockholder of record of Common Stock immediately prior to the Reverse Split Effective Time that would otherwise be entitled to fractional share interests pursuant to the provisions of this Article, shall be entitled, upon the Reverse Split Effective Time, to receive one whole share of Common Stock in lieu of such fractional share interests.”

SECOND: This Certificate of Amendment shall become effective on June 30, 2023 at 12:01 a.m.

THIRD: On May 5, 2023, the Board of Directors submitted a proposal to the stockholders of the Corporation to grant the Board of Directors discretionary authority to amend the Corporation’s Amended and Restated Certificate of Incorporation to effect a reverse stock split (the “Reverse Stock Split”) of the common stock of the Corporation within a range of 1-for-5 to 1-for-20, if needed to meet the minimum bid requirement under The Nasdaq Capital Market listing rules with the exact ratio, if any, to be determined by the Board of Directors. On June 23, 2023, the proposal was duly adopted by the stockholders of the Corporation at the annual meeting of stockholders. On June 26, 2023, pursuant to the grant of discretionary authority from the stockholders, the Board of Directors approved the Reverse Stock Split with a ratio of 1-for-6, in accordance with the applicable provisions of Section 242 of the General Corporation Law of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Incorporation to be signed by its Chief Executive Officer, on June 28, 2023.

INHIBIKASE THERAPEUTICS, INC.

By:	/s/ Milton H. Werner, Ph.D.
Name: Milton H. Werner, Ph.D. Title: President and Chief Executive Officer